Jamey S. Seely

Executive Vice President,

General Counsel and

Corporate Secretary

November 30, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Mr. H. Roger Schwall

Re:	ION Geophysical Corporation (the “Company”)
Registration Statement on Form S-3 filed on September 23, 2016, as amended by Amendment No. 1 to Form S-3 filed on November 23, 2016, File No. 333-213769 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”), we hereby request that the effective date for the Registration Statement be accelerated so that it will become effective at 1:00 p.m., Washington D.C. time, on Friday, December 2, 2016, or as soon thereafter as possible.

With respect to the Registration Statement, we acknowledge and understand our responsibilities under the Act and the Securities Exchange Act of 1934, as amended.  We also acknowledge that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Johnson of Locke Lord LLP at (713) 226-1249 with any questions you may have concerning this request.

[Signature Page Follows]

U. S. Securities and Exchange Commission

Very truly yours,

/s/ Jamey S. Seely

Jamey S. Seely
Executive Vice President, General Counsel and Corporate Secretary

cc:	Via Email
J. Eric Johnson
Locke Lord LLP